Filed By Micron Electronics, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Interland, Inc.
Commission File No. 333-61368

Representatives of Micron Electronics, Inc. are using the slides attached as Exhibit A hereto in connection with meetings about the proposed merger of Micron Electronics and Interland.

Exhibit A

Micron Electronics

Completing the Transformation

June 2001

Safe Harbor

Except for the historical information contained in this document, statements in this document may be considered forward-looking statements. These forward-looking statements include the expected effects of the merger of Micron Electronics and Interland (such as the establishment of the combined company as a leading provider of Web hosting solutions and certain merger synergies and expected future operating results for the combined company), the timing of the expected closing of the merger and the planned sale of Micron Electronics' non-hosting business. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the transaction to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risk of product returns, investments in new business opportunities and the ability of Micron Electronics to reach a definitive agreement to sell its PC business. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Overview

Joel J. Kocher
Chairman and Chief Executive Officer
Micron Electronics

Company Overview

	Micron Electronics	Interland
Description:	Pure play Web hosting for SMEs	Pure play Web Hosting for SMEs
Ticker:	MUEI (Nasdaq NM)	ILND (Nasdaq NM)
Market Cap:(1)	$190 Million	$71 million
Headquarters:	Nampa, ID	Atlanta, GA

(1) Stock price as of 5/23/01. Based on primary shares outstanding as of latest respective 10-Q.

Accomplishments

- August 1999 — HOSTPRO® (Acquisition)
- September 1999 — micron INTERNET SERVICES, A HOSTPRO COMPANY (Acquisition)
- December 1999 — LIGHTREALM, A HOSTPRO COMPANY (Acquisition)
- March 2000 — Worldwide Internet (Acquisition)
- March 2001 — interland, We make the Web work for you. (Acquisition)
- April 2001 — SPECTEK (Divestiture)
- May 2001 — micronpc (Divestiture)

Investment Highlights

- Multibillion dollar market opportunity
- Industry leadership
  - #1 business-class hosting company
- Comprehensive portfolio of value-added services
- Powerful channel partners
- Strongly capitalized – $200+ million in cash
- Clear path to profitability
- Proven management team

The Market Opportunity

U.S. Web Hosting & ASP Industry Revenue Projections



Total Market: $35 billion
($ in Billions)
$35
$30
$25
$20
$15
$10
$5
$0
CAGR = 75%
$2
$5
$9
$15
$24
$35
1999
2000
2001
2002
2003
2004
Web Hosting
ASP

Sources: IDC Web Hosting Forecast, Dec. 2000; IDC ASP Forecast, May 2001.

SME: Fastest-Growing, Most Underserved Portion of the Web Hosting Market


SME sector represents
$23 billion of a $25 billion market
($ in Billions)
$16
$14
$12
$10
$8
$6
$4
$2
$0
CAGR = 67%
1999
2000
2001
2002
2003
2004
Small Business
Medium Business
Large Business

Sources: IDC Web Hosting Forecast, Dec. 2000.

Top Players in Hosting

Creating a Leader in Business-class Hosting

Company	Sites Hosted[1]
Verio (NTT)	400,000
HOSTPRO + interland (#2)	230,000[2]
NetBenefit	120,000
XO Communications	105,000
Interliant	87,500
Virtual Internet	60,000
Inquent (SBC)	50,000

Source: CIBC World Markets, "Enhanced Data Services," Oct. 2000.
(1) As of June 2000.
(2) As of March 31, 2001.

Value Proposition: Customer Migration Path



Partner Program
Reduce customer acquisition costs
Carriers
CLECs
VARs
Web Designers
Gross Margins
Shared Web Hosting
E-commerce Applications
Managed Services
Enterprise Applications
Customer Migration Path
Increase ARPU by selling higher margin services

Sites Hosted Today



250,000
200,000
150,000
100,000
50,000
0
Paid Hosted Web Sites
Period I
Period II
Period III
Period IV
Interland
HostPro
Combined

230,000 paid hosted Web sites combined

	HostPro	Interland
Period I	Mar 3 – May 30, 2000	Apr 1 – Jun 30, 2000
Period II	Jun 1 – Aug 31, 2000	Jul 1 – Sep 30, 2000
Period III	Sep 1 – Nov 30, 2000	Oct 1 – Dec 31, 2000
Period IV	Dec 1 – Mar 1, 2001	Jan 1 – Mar 31, 2001

Strong Partnerships

Infrastructure

CABLE & WIRELESS

MCI WORLDCOM

Sprint

UUNET
An MCI WorldCom Company

Channel

verizon

Road Runner

MCI WORLDCOM

Hardware

Cisco Systems
Empowering the Internet Generation

FOUNDRY NETWORKS

HEWLETT PACKARD

Sun microsystems

Powerful Combination

- #1 provider of business-class hosting solutions to the SME market
- Largest # of dedicated-hosting customers in the industry, with more than 2,100
- 230,000 paid hosted Web sites
- More than 120,000 customer accounts
- Coast-to-coast data center presence with high-end managed services

Strong Cash Position

- Shared and managed hosting will be profitable for large scale providers
- Not a colocation play, so minimal capital expenditures required
- HostPro projected to bring approximately $200+ million to the deal at close
- Combined business plan projects a significant cash balance well above $100 million when the Company is completely cash flow positive early calendar year 2003

Logical Synergies

Revenue Synergies

- Cross selling/upselling opportunities
- Leverage channel partners
- Expanded product offering

Cost Savings

- Data center overlap
- Corporate and overhead
- Sales and marketing

Projecting 1st year synergies of $20 – 30 million

HostPro Management Team

Name	Position	Years of Experience	Background
Joel Kocher	CEO	24	Dell, Power Computing
David Buckel	CFO	18	AppliedTheory, NYSERNet
Cliff Luckey	CTO	22	GTE, Aperian
Sid Ferrales	SVP HR	29	Dell, Digital Equipment
Barbara Gibson	VP PR	17	WorldCom
Dennis Cavender	VP	29	Amdahl, CyberCash
Garrett Mullins	VP Sales	22	COVAD
Robert Hollander	VP Business Dev.	27	WorldCom
Bob Carlier	VP Marketing	28	Oracle

Financial Highlights

David Buckel
Vice President

Quarterly Revenue Growth


($ in Millions)
$30
$25
$20
$15
$10
$5
$0
$13.5
$18.4
$20.8
$23.9
$25.2
Period I
Period II
Period III
Period IV
Period V
Interland
HostPro
Combined

	HostPro	Interland
Period I	Dec 1 – Mar 2, 2000	Jan 1 – Mar 31, 2000
Period II	Mar 3 – May 30, 2000	Apr 1 – Jun 30, 2000
Period III	Jun 1 – Aug 31, 2000	Jul 1 – Sep 30, 2000
Period IV	Sep 1 – Nov 30, 2000	Oct 1 – Dec 31, 2000
Period V	Dec 1 – Mar 1, 2001	Jan 1 – Mar 31, 2001

HOSTPRO® + interland

Increasing ARPU – LTV Model



$700
$690
$680
$670
$660
$650
$640
$630
$620
$610
$645
$643
$664
$693
Period I
Period II
Period III
Period IV

	HostPro	Interland
Period I	Dec – Feb, 2000	Jan – Mar, 2000
Period II	Mar – May, 2000	Apr – Jun, 2000
Period III	Jun – Aug, 2000	Jul – Sep, 2000
Period IV	Sep – Nov, 2000	Oct – Dec, 2000

Note: LTV = Lifetime Value Model.

HOSTPRO® + interland

Compelling Revenue Story

($ in Millions)

	Annualized Revenues[1]	Growth[2]
HostPro	$57.9	12.8%
Interland	43.6	7.7%
Combined	$101.5	
Projected	$160 – 180[3]	8% – 10%

(1) HostPro revenue annualized from its second quarter ended 3/1/01. Interland revenue annualized from its first quarter ended 3/31/01.

(2) Average sequential last two quarters.

(3) For fiscal year ending 8/31/02.

Pro Forma Capitalization

($ in Millions)

	As of 3/01/01[2]
Cash and Cash Equivalents[1]	$234.9
Current Debt	$7.6
Long Term Debt	8.1
Total Debt	$15.7
Total Stockholders' Equity	$459.7
Total Capitalization	$475.4
Total Debt / Total Capitalization	3.3%

Note: Pro forma for acquisition of Interland.
(1) Includes cash and cash equivalents, liquid investments and restricted cash.
(2) As of 3/31/01 for Interland.

HOSTPRO® + interland

Financial Summary

- Combined Companies will be EBITDA positive within 12 months after combination
- Dramatic ARPU increase in our managed and shared products
- Combined 10% sequential growth for the new Companies positions us strongly
- Significant cash balance with minimal debt separates us from our competitors

Investment Highlights

- Multibillion dollar market opportunity
- Industry leadership
  - #1 business class hosting company
- Powerful channel partners
- Strongly capitalized – $200+ million in cash
- Clear path to profitability
- Comprehensive portfolio of value-added services
- Proven management team

Where you can find additional information:

Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to the respective stockholders. Such prospectus/proxy statement will be filled with the U.S. Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter, and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.